Filed Pursuant to Rule 424(b)(3)

Registration No. 333- 202123

PROSPECTUS SUPPLEMENT NO. 14

To Prospectus dated May 12, 2015

27,321,870 Shares

PIERIS PHARMACEUTICALS, INC.

Common Stock

This prospectus supplement no. 14 supplements the prospectus dated May 12, 2015, relating to the offering and resale by the selling stockholders identified in the prospectus of up to 27,321,870 shares of our common stock, par value $0.001 per share. These shares were privately issued to the selling stockholders on December 17, December 18, and December 23, 2014 in connection with a private placement and a share exchange transaction described in the prospectus.

This prospectus supplement incorporates into our prospectus the information contained in our attached Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 9, 2016.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Our common stock is quoted on the NASDAQ Capital Market under the symbol “PIRS.” As of June 8, 2016 the last reported sale price for our common stock as reported on the NASDAQ Capital Market was $1.84 per share.

Investment in our common stock involves risks. See “Risk Factors” beginning on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 9, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 8, 2016

PIERIS PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Nevada	001-37471	EIN 30-0784346
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

255 State Street, 9th Floor

Boston, MA 02109

United States

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 857-246-8998

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On June 8, 2016, Pieris Pharmaceuticals, Inc. (the “Company”) issued a press release announcing that it completed the closing of its previously disclosed private placement in which it sold to a select group of institutional investors 8,188,804 units, each consisting of (i) one share of the Company’s common stock or non-voting series A convertible preferred stock convertible into one share of the Company’s common stock, (ii) 0.40 warrants to purchase one share of the Company’s common stock at an exercise price of $2.00 per share and (iii) 0.20 warrants to purchase one share of the Company’s common stock at an exercise price of $3.00 per share. The full text of the press release is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Neither the filing of the press release as an exhibit to this Current Report on Form 8-K nor the inclusion in the press release of a reference to the Company’s internet address shall, under any circumstances, be deemed to incorporate the information available at its internet address into this Current Report on Form 8-K. The information available at the Company’s internet address is not part of this Current Report on Form 8-K or any other report filed by the Company with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 9, 2016	PIERIS PHARMACEUTICALS, INC.

	By:	/s/ Darlene Deptula-Hicks
	Name: Title:	Darlene Deptula-Hicks Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Pieris Pharmaceuticals, Inc., dated June 8, 2016.

Exhibit 99.1

PRESS RELEASE

Pieris Pharmaceuticals Announces Closing of $16.5 Million

Private Placement

BOSTON, MA – June 8, 2016 – Pieris Pharmaceuticals, Inc. (NASDAQ:PIRS) today announced closing of the private placement consisting of 8,188,804 units at a price of $2.015 per unit, for total gross proceeds of approximately $16.5 million, before deducting placement agent fees and offering expenses.

Each unit consists of (i) one share of Pieris’ common stock or non-voting series A convertible preferred stock convertible into one share of common stock, (ii) 0.40 warrants to purchase one share of common stock at an exercise price of $2.00 per share and (iii) 0.20 warrants to purchase one share of common stock at an exercise price of $3.00 per share. Each share of non-voting series A convertible preferred stock is priced at $2,015 per share, and is convertible into 1,000 shares of Pieris common stock, provided that conversion will be prohibited if, as a result, the holder and its affiliates would own more than 9.99% of the total number of shares of Pieris common stock then outstanding. The warrants are exercisable for a period of five years from the date of issuance.

The financing was led by BVF Partners L.P. and its affiliates and included a select group of new and existing institutional investors. Cowen and Company acted as lead placement agent for the transaction, Oppenheimer & Co. and Trout Capital acted as co-placement agents and Roth Capital Partners acted as financial advisor to the Company.

Pieris expects to use the proceeds from the financing towards further development and pre-clinical and clinical work of the Company’s proprietary Anticalin® product portfolio, including product candidates PRS-080, PRS-060 and PRS-343 programs, as well as the development of other programs and product candidates, and general corporate purposes.

The securities to be sold in this private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws, and accordingly may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pieris has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) registering the resale of the shares of common stock, the shares of common stock issuable upon the conversion of the series A convertible preferred stock, and the common stock issuable upon the exercise of the warrants issued in this private placement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

About Pieris

Pieris Pharmaceuticals (Pieris) is a clinical-stage biotechnology company that discovers and develops Anticalin-based drugs to target validated disease pathways in a unique and transformative way. Our pipeline includes immuno-oncology multi-specifics tailored for the tumor micro-environment, an inhaled Anticalin to treat uncontrolled asthma and a half-life-optimized Anticalin to treat anemia. Proprietary to Pieris, Anticalins are a novel class of protein therapeutics validated in the clinic and by partnerships with leading pharmaceutical companies. Anticalin®, Anticalins® are registered trademarks of Pieris. For more information visit www.pieris.com.

Company Contact:

Pieris Pharmaceuticals, Inc.

Darlene Deptula-Hicks

SVP & Chief Financial Officer

+1-603-553-5803

deptula@pieris.com

Investor Relations Contact:

The Trout Group

Thomas Hoffmann

+1-646-378-2931

thoffmann@troutgroup.com

Media Inquiries:

Gretchen Schweitzer

+49 172 861 8540

gschweitzer@macbiocom.com

Forward Looking Statements

This press release contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release that are not purely historical are forward-looking statements. Such forward-looking statements include, among other things, the timing of the consummation of the private placement and the expected receipt and use of proceeds from the private placement; references to novel technologies and methods; our business and product development plans; projected timing and outcomes of clinical trials; our liquidity and ability to fund our future operations; our ability to achieve certain milestones and receive future milestone or royalty payments; or market information. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, our ability to raise the additional funding we will need to continue to pursue our business and product development plans; the inherent uncertainties associated with developing new products or technologies and operating as a development stage company; our ability to develop, complete clinical trials for, obtain approvals for and commercialize any of our product candidates; competition in the industry in which we operate and market conditions. These forward-looking statements are made as of the date of this press release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Investors should consult all of the information set forth herein and should also refer to the risk factor disclosure set forth in the reports and other documents we file with the SEC available at www.sec.gov, including without limitation the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Quarterly Reports on Form 10-Q.

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